

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 24, 2012

Via Facsimile
Mr. Satoru Sakamoto
Director and Senior Managing Executive Officer
Kubota Corporation
2-47, Shikitsuhigashi 1-Chome,
Naniwa-Ku, Osaka, JAPAN

Re: **Kubota Corporation**
      Form 20-F for the fiscal year ended March 31, 2011
      Filed June 30, 2011
      File No. 1-07294

Dear Mr. Sakamoto:

        We have reviewed your response to our comment letter dated November 29, 2011 and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

        After reviewing any the information you provide in response to these comments, we may have additional comments.

General

1.   We have read your response to prior comment one of our letter dated November 29, 2011. In future filings please ensure that your disclosures clarify and consistently use the terminology you refer to in your response.

Note 1. Summary of Significant Accounting Policies, page F-8

Expense from the Payments for Health Hazard of Asbestos, page F-10

2.   We have read your response to prior comment two. You indicate that the ¥840 million represents the maximum amount payable related to the "pending requests" under review and that "there is no amount within the range of loss that appears at the time to be a better estimate than any other amount within the range. Therefore, there is no accrual, as zero is the minimum amount in the range." However, given the claims data provided in response to prior comment four which indicates that no former employee claimants or

resident claimants have been denied payment in the last three fiscal years, it does not appear that zero would represent the minimum amount of your range of loss. Furthermore, given your representation that "it is possible to estimate the potential amount for payments by using the historical designation rate as an eligible claimant for consolation or relief payment by the Company on the claimants under review" we believe you should use this historical designation rate in future filings and, given your claims data for the past three fiscal years, such historical designation rate may currently be 100%. Refer to ASC Topic 450-20-30-1. We acknowledge your representation that the use of the historical designation rate would not be material to your historical financial statements.

<u>(Accounting for Asbestos-Related Expenses), page F-36</u>

3.   We have read your responses to prior comments five and six. In future filings please provide the following textual information in conjunction with your presentation of the roll forward information about the status of claimants with the Company:

- Clarify that the claimant data provided in your roll forward does not include all applicants who are currently under review or who were designated as patients under the Insurance and the Law because "the correlation between the number of applicants (or those designated) and the number of claimants who have filed/will file with the Company is low and it is difficult to reasonably estimate probable loss or range of loss from the information" and that "there is not any definite correlation between the number of applicants (or those who have been designated) and the number of claimants who have filed/will file with the Company." Further clarify that as a result of this fact, your estimate of losses does not include the applicants currently under review or potential future applicants.

- Your proposed disclosure in response to comment five indicates that the residents who have filed claims for payments with the Company include both those who have been already designated as patients under the Law and those who are under review. Please ensure your future disclosures separately quantify those residents who are already designated as patients under the Law and those who are still under review.

You may contact Mindy Hooker at (202) 551-3732, Jeanne Baker at (202) 551-3691 or me at (202) 551-3768 with any questions.

Sincerely,

/s/ John Cash

John Cash
Branch Chief